KINGSWAY INCREASES THIRD QUARTER NET INCOME BY 51% AND
EARNINGS PER SHARE BY 22%

Toronto, Ontario (November 7, 2002) — Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter and nine months ended September 30, 2002.

Q3 2002 Summary

  Net income increased 51% to a quarterly record of $21.7 million
  Diluted earnings per share increased 22% to a quarterly record of 44 cents on 24% more shares outstanding
  Diluted earnings per share for trailing 12 months increased 6% to $1.33
  Gross premiums written increased 104% to a quarterly record of $605.6 million
  Annualized return on equity was 15.2%
  Combined ratio was 101.2%
  Book value per share increased by 7% in quarter to $12.09

Net income for the third quarter increased 51% to a new quarterly record of $21.7 million compared to $14.3 million last year.  Net income for the nine month period was $54.1 million, an increase of 55% over the $34.9 million reported last year.  Income tax expense for the quarter and year-to-date was affected by income generated in lower tax jurisdictions, and losses incurred in higher tax jurisdictions.

Diluted earnings per share for the third quarter was a quarterly record 44 cents, an increase of 22% over 36 cents in the same quarter of 2001, despite 24% more shares outstanding.  For the nine month period, diluted earnings per share increased by 15% to $1.10 compared to $0.96 last year on 36% more shares outstanding.  Effective January 1, 2002 amortization of goodwill was discontinued, which for the nine months ended September 30, 2001 amounted to $4.4 million. For the first nine months, diluted earnings per share before goodwill amortization increased 2% to $1.10, compared to $1.08 last year.

“We are very pleased with the record levels of net income, earnings per share and written premiums for the quarter and for the year-to-date”, said Bill Star, President and Chief Executive Officer.  “We continue to see many opportunities for profitable growth in this extremely favourable market environment.  Our growth in written premiums has led to a significant increase in unearned premium balances, representing revenue to be earned in future periods at progressively higher premium levels.  The actions that we took during the soft market in the late 1990’s by not pursuing unprofitable growth and conservatively managing our investment portfolio have left us in an extremely strong position to take advantage of these unprecedented market opportunities.”

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Premium Growth

During the quarter, gross premiums written increased 104% to a quarterly record of $605.6 million compared with $297.5 million in the third quarter last year.  Gross premiums written were $102.9 million or 20% higher than the second quarter of 2002, the previous quarterly record.  For the year-to-date, gross premiums written increased by 97% to $1.5 billion compared to $773.7 million last year.  The growth in written premiums for the first nine months of the year is attributable to increases in our core business lines of non-standard automobile of 51%, and trucking of 214%.

For the third quarter, net premiums earned were $479.4 million an increase of 102% over the same quarter last year, and 20% higher than in the second quarter of 2002.  Net premiums earned for the first nine months of 2002 were a record $1.2 billion, an increase of 100% over the $594.4 million reported last year.  As a result of the continued growth in written premiums, the unearned premiums as at September 30, 2002 increased 78% to $753.5 million over the $424.1 million reported at the end of 2001.

For the quarter, gross premiums written from U.S. operations grew by 140% over last year to $479.3 million, representing 79% of the total gross premiums written compared with 67% for the third quarter of 2001.  For the nine months, gross premiums written from the U.S. operations were $1.2 billion, an increase of 132% compared to $503.2 million last year, representing 76% of the total gross premiums written compared with 65% for the same period last year.  Net premiums earned from the U.S. operations increased 153% in the third quarter to $362.3 million ($887.4 million year-to-date).

For the quarter, gross premiums written from Canadian operations grew by 29% to $126.2 million and for the first nine months of the year grew by 33% to $359.0 million compared to last year.  Net premiums earned from the Canadian operations increased by 25% in the quarter to $117.1 million, and increased by 27% to $301.7 million compared to the same period last year.

Underwriting Profit and Combined Ratio

The combined ratio for the third quarter 2002 was 101.2% (100.3% year-to-date) compared to 96.4% (97.9% year-to-date) last year.  The year-to-date combined ratio for the Company’s U.S. operations was 97.6% compared to 95.8% last year and the Company’s Canadian operations was 108.2% compared to 101.1% last year.  In the first nine months, the U.S. operations produced an underwriting profit of $21.1 million this year compared to $14.8 million last year.  We anticipate that the growth in unearned premiums at higher premium levels will generate improved underwriting results in 2003.

The expense ratio for the quarter was 28.9% (28.6% year-to-date) compared with 26.5% (27.9% year-to-date) last year.  The general expense ratio improved to 7.3% (7.8% year-to-date) compared with 7.9% (9.9% year-to-date) last year, as a result of the increasing earned premium base.

Investment Income

Investment income increased 39% to $19.6 million ($50.3 million year-to-date) compared to $14.1 million ($39.1 million year-to-date) last year.  During the quarter, realized gains amounted to $6.3 million ($11.6 million year-to-date) compared to $1.2 million ($6.3 million year-to-date) last year.

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Balance Sheet

Total assets at September 30, 2002 grew to  $2.7 billion.  Book value per share increased by 26% to $12.09 from $9.63 a year ago.  The investment portfolio, including cash and accrued investment income, increased to $1,784.6 million (market value $1,802.5 million), compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001.  The investment portfolio represents $36.59 per common share at September 30, 2002.

Conference Call

The Company will have a conference call starting at 5:00 p.m. (Eastern time) on November 7, 2002.  If interested in participating, please dial 1-888-313-1094 about five minutes before the start of the call.  A live broadcast of the conference call can be accessed at www.newswire.ca/webcast/pages/KingswayFinancial20011108.  You may also link to the broadcast through our website at www.kingsway-financial.com.

Forward Looking Statements

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2001 Annual Report.  Further information about our financial results and condition can be found in our Annual Report and other filings.

This press release includes “forward looking statements” that are subject to risks and uncertainties.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2000 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best.  The Company’s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site:  www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:			9 months to Sept 30:
	2002	2001	2002	2001
		(unaudited)

Gross premiums written	$605,566	$297,522	$1,524,610	$773,684

Net premiums written	$566,397	$283,064	$1,436,543	$739,916

Revenue:
Net premiums earned	$479,407	$237,334	$1,189,053	$594,407
Investment income	19,590	14,068	50,341	39,144
Net realized gains	6,300	1,249	11,617	6,294

	505,297	252,651	1,251,011	639,845
Expenses:
Claims incurred	346,862	165,828	852,776	416,071
Commissions and premium taxes	103,689	44,139	246,897	107,313
General and administrative expenses	34,827	18,726	92,873	58,817
Interest expense	3,000	2,697	8,754	8,563

	488,378	231,390	1,201,300	590,764

Income before income taxes	16,919	21,261	49,711	49,081
Income taxes	(4,734)	5,475	(4,423)	9,775

Net income before goodwill	21,653	15,786	54,134	39,306

Amortization of goodwill, net of applicable income tax	—	1,448	—	4,376

Net income	$21,653	$14,338	$54,134	$34,930

Earnings per share before goodwill:
Basic:	$0.44	$0.40	$1.11	$1.09
Diluted:	$0.44	$0.40	$1.10	$1.08

Earnings per share:
Basic:	$0.44	$0.37	$1.11	$0.97
Diluted:	$0.44	$0.36	$1.10	$0.96

Weighted average shares outstanding:
Basic:	48,762	39,275	48,730	35,839
Diluted:	49,361	39,935	49,410	36,377

Claims ratio	72.3%	69.9%	71.7%	70.0%
Expense ratio	28.9%	26.5%	28.6%	27.9%
Combined ratio	101.2%	96.4%	100.3%	97.9%

Underwriting profit (loss)	$(5,971)	$8,641	$(3,493)	$12,206
Return on equity (annualized)	15.2%	17.0%	12.8%	14.8%
Book value per share			$12.09	$9.63

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

		Sept 30	Dec. 31
		2002	2001
		(unaudited)	(audited)

ASSETS

	Cash	$ 252,486	$ 96,200
	Investments	1,513,848	1,126,998
	Accrued investment income	18,311	12,173
	Accounts receivable and other assets	384,863	176,692
	Due from reinsurers and other insurers	185,536	131,462
	Deferred policy acquisition costs	169,228	95,717
	Income taxes recoverable	16,509	1,246
	Future income taxes	46,110	23,086
	Capital assets	43,523	38,643
	Goodwill	90,089	76,527

		$ 2,720,503	$ 1,778,744

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

	Bank indebtedness	$ 183,836	$ 144,516
	Accounts payable and accrued liabilities	122,451	76,548
	Unearned premiums	753,516	424,120
	Unpaid claims	1,065,163	589,963
	Other liabilities	5,712	6,755

		2,130,678	1,241,902

SHAREHOLDERS' EQUITY

	Share capital	357,045	356,232
	Issued and outstanding number of common shares
	48,772,212 – Sept. 30, 2002
	48,657,206 – December 31, 2001
	Currency translation adjustment	13,535	15,499
	Retained earnings	219,245	165,111

		589,825	536,842

		$ 2,720,503	$ 1,778,744

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASES
As at September 30, 2002 and December 31, 2001
(In thousands of Canadian dollars)

1.   Cash and Investments

	September 30, 2002

	Carrying Amount	Fair value

Term deposits	$157,906	$157,862
Bonds:
Government	562,500	575,714
Corporate	576,175	592,082
Preferred shares	4,055	3,016
Common shares	125,985	115,853
Financed premiums	87,227	87,227

	$1,513,848	$1,531,754

	December 31, 2001

	Carrying Amount	Fair value

Term deposits	$192,191	$192,163
Bonds:
Government	305,003	308,467
Corporate	425,009	427,271
Preferred shares	9,317	8,328
Common shares	101,879	108,758
Financed premiums	93,599	93,599

	$1,126,998	$1,138,586

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the nine months ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:			9 months to Sept 30:
	2002	2001	2002	2001
		(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$21,653	$14,338	$54,134	$34,930
Items not affecting cash:
Amortization	3,820	2,976	6,934	8,730
Future income taxes	3,997	378	(345)	4,692
Net realized gains	(6,300)	(1,249)	(11,617)	(6,294)
Amortization of bond premiums & discounts	1,457	(1,416)	2,481	(4,768)

	24,627	15,027	51,587	37,290

Net change in non-cash balances:	141,541	57,432	282,076	109,511

	166,168	72,459	333,663	146,801
Financing activities:
Increase of share capital, net	81	68,723	813	69,460
Increase (decrease) in bank indebtedness	846	587	39,000	(3,210)

	927	69,310	39,813	66,250
Investing activities:
Purchase of investments	(891,375)	(677,085)	(2,291,053)	(1,671,393)
Proceeds from sale of investments	841,834	583,367	2,108,469	1,527,751
Financed premiums receivable, net	130	(9,567)	9,460	(21,672)
Purchase of subsidiary, net of cash acquired	(111)	—	(34,539)	—
Additions to capital assets	(4,287)	(2,462)	(9,527)	(9,917)

	(53,809)	(105,747)	(217,190)	(175,231)
Increase in cash during period	113,286	36,022	156,286	37,820

Cash, beginning of period	139,200	31,638	96,200	29,840

Cash, end of period	$252,486	$67,660	$252,486	$67,660